NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

March 17, 2010

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Telkonet, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-31972

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to Section 1003(a)(iv) of the NYSE Amex LLC Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

2.

The Common Stock (the “Common Stock”) of Telkonet, Inc. (the “Company” or “Telkonet”) does not qualify for continued listing because the Company reported a working capital deficit of ($16,120,402) and generated a net loss of ($1,107,702) for the three months ended March 31, 2009.  Furthermore, at March 31, 2009, the Company had cash of $198,767 and had used $276,475 to fund operating activities through the first three months of the year.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letter dated May 18, 2009, Staff notified Telkonet that based on its Form 10-Q for the period ended March 31, 2009, the Company did not meet one of the Exchange’s continued listing standards.  Specifically, Telkonet was not in compliance with Section 1003(a)(iv) of the Company Guide in that it was financially impaired.  The Company was offered the opportunity to submit a plan of compliance detailing actions which it had taken, or intended to take, to regain compliance with the continued listing standards by November 18, 2009.  In determining the appropriate plan period, Staff applied Commentary .01 of Section 1009 of the Company Guide, which states that Staff may establish a time period of less than 18 months to regain compliance based on the nature and severity of the deficiency. In this regard, Staff determined that it was appropriate to provide a plan period of six months due to the Company’s severely impaired financial condition and potential risk of insolvency.

(b)

Telkonet submitted its plan of compliance to the Exchange on June 25, 2009 (the “Plan”).

(c)

On August 27, 2009, Telkonet was notified of Staff’s determination to initiate delisting proceedings against the Company based on its conclusion that Plan failed to make a reasonable demonstration of the Company’s ability to regain compliance (the “Staff Determination”).  Specifically, the Company’s distressed financial condition, volatility in its stock price and the lack of supporting documentation included in the Plan gave no reasonable basis to assume that the Company could complete its core milestone and regain compliance within the appropriated time period.  The letter also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel within seven days of the Staff Determination, or by September 3, 2009.

(d)

On September 3, 2009, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.  A hearing before a Listing Qualifications Panel (the “Panel”) was scheduled for October 29, 2009.

(e)

On October 29, 2009, a hearing, at which the Company was present, was conducted before the Panel.  By letter dated November 3, 2009, the Exchange notified Telkonet of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on the Exchange and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(f)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period and had not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com/regulation.  Further, a copy of this application has been forwarded to Mr. Jason L. Tienor, President and Chief Executive Officer of Telkonet, Inc.

/s/

Claudia Crowley

Sr. Vice President & Chief of Staff

Chief Regulatory Officer, NYSE Amex LLC